SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FleetBoston Financial Savings Plan

Bank of America Corporation

50 Kennedy Plaza

Providence, RI 02903

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

FleetBoston Financial Savings Plan

Financial Statements and Supplemental Schedule for the Year ended December 31, 2003

Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Consent of ERNST & YOUNG LLP, Independent Registered Public Accounting Firm

FleetBoston Financial Savings Plan

Financial Statements

and Supplemental Schedule

Year ended December 31, 2003

*	Other Supplemental Schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the FleetBoston Financial Retirement Committee

and Participants of the FleetBoston Financial Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the FleetBoston Financial Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Boston, Massachusetts

June 22, 2004

Report of Independent Registered Public Accounting Firm

To the FleetBoston Financial

    Retirement Committee and Participants

FleetBoston Financial Savings Plan

We have audited the accompanying statement of net assets available for benefits of the FleetBoston Financial Savings Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/S/  ERNST & YOUNG LLP

Boston, Massachusetts

June 6, 2003

FleetBoston Financial Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$3,337,293,719	$2,478,716,381

Receivables:
Dividends and interest receivable	10,044,345	10,542,715
Receivables for investment sold	2,261,660	1,177,258

Total receivables	12,306,005	11,719,973

Total assets	3,349,599,724	2,490,436,354

Liabilities:
Principal cash (overdraft)	(2,827,909)	—
Payables for investments purchased	(3,475,282)	(997,551)

Total liabilities	(6,303,191)	(997,551)

Net assets available for benefits	$3,343,296,533	$2,489,438,803

The accompanying notes are an integral part of these financial statements.

FleetBoston Financial Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Interest and dividend income	$87,419,917
Net appreciation in fair value of investments	711,652,175

Contributions:
Participating employees’ voluntary contributions	126,341,511
Employer contributions	75,730,263
Rollovers	11,509,613

Total additions	1,012,653,479

Deductions
Participants’ withdrawals	231,999,233
Expenses	890,963

Total deductions	232,890,196

Net increase before mergers and transfers	779,763,283

Mergers and transfers
Transfer from Progress Investment Management Company Employee Savings Plan	727,771
Transfer from Columbia Management Company Employees’ Retirement Plan	32,077,516
Transfer from Quick & Reilly / Fleet Securities Inc. 401(k) Plan	35,559,643
Transfer from Liberty Wanger Asset Management Profit Sharing and Savings Plan	4,870,532
Transfer from Robertson Stephens Retirement and Savings Plan	858,985

Total transfers	74,094,447

Net increase	853,857,730

Net assets available for benefits at beginning of year	2,489,438,803

Net assets available for benefits at end of year	$3,343,296,533

The accompanying notes are an integral part of these financial statements.

FleetBoston Financial Savings Plan

Notes to Financial Statements

1. Description of the Plan

The FleetBoston Financial Savings Plan (the Plan) was adopted by FleetBoston Financial Corporation (the Company, FBF or Employer) effective January 1, 1989. The Plan has been subsequently amended at various times to affect the combination of certain other benefit plans and various regulatory changes.

The Plan is a defined contribution plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Fleet National Bank, a subsidiary of the Company, serves as trustee for the Plan.

The subsidiaries and affiliates of the Company that are participating employers in the Plan are (see also note 13, Subsequent Events):

Fleet Insurance Company	Fleet Insurance Services, LLC
Fleet Capital Corporation	Philadelphia Benefits, LLC
Fleet Business Credit, LLC	Fleet National Bank
Fleet Credit Card Services, L.P.	Columbia Management Advisors, Inc.
FFG Asset Holding Company A	Fleet Maine, NA
Fleet Growth Resources, Inc.	Liberty Asset Management Company
Fleet Precious Metals Inc.	Liberty Wanger Asset Management, L.P.
Fleet Finance, Inc.	Crabbe Huson Group, Inc.
Fleet Retail Group, Inc.	Progress Investment Management Co.
Robertson Stephens, Inc.	Quick & Reilly/Fleet Securities, Inc.
BancBoston Ventures Inc.	Fleet Specialist, Inc.
BancBoston Investments Inc.	Quick & Reilly, Inc.
BankBoston International	Fleet Securities, Inc.

Mergers and Transfers Activity

Effective May 1, 2003, the Progress Investment Management Company Employee Savings Plan was merged into the Plan. The Plan was amended to permit the merger and total assets transferred to the Plan were $727,771. Each Progress participant became a Plan participant on May 1, 2003, if they had not previously enrolled as an eligible employee.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective June 1, 2003, the Columbia Management Company Employees’ Retirement Plan was merged into the Plan. The Plan was amended to permit the merger and total assets transferred to the Plan were $32,077,516. Each Columbia participant became a Plan participant on May 1, 2003, if they had not previously enrolled as an eligible employee.

Effective July 1, 2003, the Quick & Reilly / Fleet Securities Inc. 401(k) Plan was merged into the Plan. The Plan was amended to permit the merger and total assets transferred to the Plan were $35,559,643. Each Quick & Reilly / Fleet Securities participant became a Plan participant on July 1, 2003, if they had not previously enrolled as an eligible employee.

Effective September 1, 2003, the Liberty Wanger Asset Management Profit Sharing and Savings Plan was merged into the Plan. The Plan was amended to permit the merger and total assets transferred to the Plan were $4,870,532. Each Wanger participant became a Plan participant on September 1, 2003, if they had not previously enrolled as an eligible employee.

Effective August 1, 2003, assets of those participants of the Robserton Stephens Retirement and Savings Plan whose accounts had not been fully distributed as of July 31, 2003 were transferred into the Plan. The Plan was amended to accept the transfer of these assets and total assets transferred to the Plan were $858,985. Each Robertson Stephens participant whose account had not been fully distributed as of July 31, 2003 became a Plan participant on August 1, 2003.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting standards generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation

Investments are stated at fair value. Securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. The Company’s

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

stock is valued at its quoted market price. Investments in mutual funds and common/ collective trusts are valued at the redemption price established by the trustee of the fund generally based on the fair value of the underlying assets. Short-term investments and participant notes receivable are valued at cost, which approximates fair value.

Securities Transactions

Securities purchased and sold are recorded on the respective trade dates. Realized profits and losses are computed based on the average cost of securities sold.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In the event of withdrawal, participants in the FBF Common Stock Fund may receive shares of the common stock of the Company. The realized gain or loss resulting from distributions in kind is based on the difference between the average cost and the value of the stock on the effective date of the distribution.

Administrative Expenses

All expenses associated with the administration of the Plan, with the exception of investment management fees, are paid directly by the Company. Investment management fees are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Participant Benefits

Participant benefits are recorded when paid.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of common trusts, common stock, employer common stock, mutual funds, self-directed brokerage (closed to new investments and limited to a group of certain participants with balances merged into the Plan) and loans.

3. Investments

The Plan has a Trust Agreement with Fleet National Bank, a related party (see note 11) as Trustee, providing for the management, investment and reinvestment of Plan assets. The Plan has additional custody agreements with AMVESCAP National Trust Company and State Street Bank and Trust Company.

Each participant chooses the fund or funds in which contributions are to be invested. Contributions can be invested entirely in one fund or split between two or more funds in one percent multiples. A participant may change the fund or funds into which current contributions are being invested daily. Generally, a participant may convert the amount in any fund into any one or more of the other funds on a daily basis. Effective October 27, 2003, participants were limited to one transfer into the Putnam International Equity Fund and separately one transfer into the Templeton Foreign Fund during each rolling 30-day period. No restrictions were applied to transfers out of these funds.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002
Columbia Large Cap Growth Fund-Class Z (formerly, Liberty Equity Growth Fund-Class Z)	$170,136,484	$146,368,988
Columbia Growth & Income Fund-Class Z (formerly, Liberty Large Cap Core Fund-Class Z)	206,299,538	181,550,547
Dodge & Cox Balanced Fund	229,189,370	136,766,589
Fidelity Advisor Institutional Equity Income Fund – Class I	181,665,102	133,763,935
Fleet Stable Asset Fund (formerly Fixed Rate Fund)	764,046,827	731,874,566
FleetBoston Financial Corporation – common stock	910,336,988	525,475,251
Columbia Quality Plus Bond Fund-Class Z (formerly, Liberty Quality Plus Bond Fund-Class Z)	—	138,713,377

During the year ended December 31, 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

2003
FleetBoston Financial Corporation – common stock	$420,231,253
Common Stock (Advanta Corp. Class A and Class B shares)	108,580
Mutual Funds (registered investment companies)	287,855,262
Self Directed Brokerage	3,457,080

Total Appreciation, net	$711,652,175

4. Contributions

Each participant may elect to contribute not less than one percent nor more than thirty-five percent of their compensation to the Plan by regular payroll deductions. For purposes of the Plan, compensation is generally defined as the base salary plus overtime. If base salary is less than $75,000, commissions and non-discretionary incentive pay is included until pay reaches a combined maximum of $75,000. Eligible compensation does not include bonuses, payments for long-term disability, amounts paid for unused vacation, or lump sum salary continuation payments paid as part of a severance agreement. Eligible pay also may include non-lump sum salary continuation pay, but only if provided for under an applicable severance arrangement.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

4. Contributions (continued)

The employer contributes a matching amount depending on years of vesting service as follows: 50% for each dollar contributed (up to 6% of eligible pay) during the first four calendar quarters beginning the quarter following the date on which a participant completes one year of vesting service; 75% for each dollar contributed (up to 6% of eligible pay) during the next four calendar quarters, and 100% for each dollar contributed (up to 6% of eligible pay) during any calendar quarter thereafter. Participants receive employer contributions on a payroll by payroll basis.

A full-time employee is immediately eligible to become a participant without any service requirement. Part-time employees are eligible to participate the quarter following one year of eligibility service. An employee is credited with a year of service when he or she completes a minimum of 1,000 hours of service during the first 12 months of employment or in any calendar year beginning after the hire date. Special rules apply for participants transferring in from other plans.

5. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

The following table sets forth the basic vesting schedule for employer matching contributions to the Plan, which is subject to the special rules for participants transferred in from other plans:

Full Years of Vesting Service	Percentage of Employer Account Vested
Fewer than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

A participant becomes fully vested if they reach their normal retirement date (age 65), upon incurring a disability or in the event of death.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

5. Vesting (continued)

Forfeitures of account balances which are not vested are used to decrease future matching contributions by the employer. For the year ended December 31, 2003, employer contributions were offset by non-vested forfeited amounts totaling approximately $2,250,000. At December 31, 2003, forfeited non-vested accounts totaled $261,159.

If a participant terminates employment and receives the vested portion of the employer account immediately following such termination, the non-vested portion is forfeited as of the effective date of the participant’s lump sum distribution.

A forfeiture of the non-vested portion of a participant’s employer account will also occur after six consecutive one-years of absence. If a participant is rehired prior to such six consecutive one-years of absence, the forfeited portion of their employer account will be restored; provided, however, that if such participant received a distribution of their vested account, they must repay to the Plan all amounts in their company matching account previously distributed to them from the Plan.

6. Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and debited with administrative expenses. Plan earnings are computed daily for each fund. The earnings are credited to participants’ accounts daily based upon the proportion of each participant’s weighted average account balance to the total value of the fund. Loan interest is credited to the investment funds of the participant making the payment. Participants are entitled to the benefit that can be provided from the participants vested account.

7. Loans to Participants

Participants may borrow up to one-half of their total vested account. The minimum amount of any loan is $1,000. The maximum amount of any loan may not exceed $50,000 reduced by the highest outstanding loan balance of any loan outstanding in the previous twelve months. Loans are made for a period of 3 to 54 months and bear interest at the prime rate of interest plus one percent. Interest rates ranged from 4.00% to 11.50% and from 4.75% to 10.50% at December 31, 2003 and 2002, respectively

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

7. Loans to Participants (continued)

Each loan is treated as a separate investment of the borrowing participant’s account. The cash for the loan is withdrawn from the participant’s investment funds and the principal amount is recorded as a receivable in the loan fund. The principal and interest payments made are credited to the participant’s investment funds. The loan fund is reduced by the principal portion of each payment.

When a participant is terminated, the entire balance of each loan becomes due and payable by the end of the quarter following the quarter in which the participant terminates and is deducted from the participant’s vested account balance if not repaid within this period.

8. Distributions

A participant who retires or becomes totally disabled has the following choices as to the distribution of his or her account:

a)	Lump sum distribution in cash.

b)	Lump sum combination of whole shares of the Company’s common stock representing the value of all or a portion of their vested interest in the FBF Common Stock Fund and the balance of their vested account (including the value of any fractional shares of the Company’s common stock) in cash.

c)	Quarterly or annual installments in cash over a period not to exceed fifteen years.

d)	Partial withdrawals in cash; no more than one partial withdrawal is allowed in each twelve-month period.

e)	The Plan Administrator may automatically direct the distribution of accounts with vested account balances less than $5,000.

In the event of termination of employment other than retirement, the participant’s account will be distributed at the participant’s discretion as either a lump sum distribution in cash or a lump sum distribution in cash of the amount in all funds plus shares of the Company’s common stock representing their account in the FBF Common Stock Fund. The lump sum payments may be deferred until a later date, but not beyond age 70 1/2.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

8. Distributions (continued)

Beneficiaries of participants may elect lump-sum distribution (including whole shares of FBF common stock representing the value of all or a portion of the interest in the FBF Common Stock Fund) or installments.

A participant may apply for a withdrawal up to their total account balance, excluding pre-1988 earnings, in the event of financial hardship. All such withdrawals are subject to the approval of the Plan Administrator. Financial hardship is determined by the Plan Administrator in accordance with safe harbor regulations and with uniform non-discriminatory standards. In addition, a participant may elect to make discretionary withdrawals from the vested portion of their account subject to certain limitations. Discretionary withdrawals can be made once every six months.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving a determination letter but the Retirement Committee believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the Retirement Committee is not aware of any course of action or series of events that has occurred that might adversely affect the Plan’s qualified status.

10. Right to Terminate

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

11. Related Party Transactions

The Plan invests in a unitized stock fund, the Fleet Stock Fund (the “Fund”) which is comprised of a short-term investment component and common shares of FleetBoston, the Plan sponsor. The unit values of the Fund are recorded and maintained by the Trustee.

During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $163,951,607 sold units of the Fund in the approximate amount

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

11. Related Party Transactions (continued)

of $211,320,763 and had net appreciation plus dividends and interest on the Fund in the approximate amount of $451,044,994. The total value of the Plan’s interest in the Fund was approximately $914,301,118 and $541,439,021 at December 31, 2003 and 2002, respectively.

Certain of the Plan’s assets are invested in mutual funds, company stock and collective trusts for which the Company provides investment advisory services. Expenses paid to the Company and/or its affiliates by the Plan during the year ended December 31, 2003 were approximately $876,770. These transactions, as well as participant loans, qualify as party-in-interest transactions.

Former employees of Advanta who held Advanta common stock had their shares transferred in a plan to plan transfer when they became employees of the Company. The shares are in a hold or sell only account. Advanta maintains a small minority interest in a portion of the credit card business of the Company and as such transactions in their common stock qualify as party in interest. No fees are paid by the Plan to Advanta.

12. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per financial statements	$3,343,296,533	$2,489,438,803
Amounts allocated to withdrawn participants	(3,710,800)	(784,743)

Net assets available for benefits per Form 5500	$3,339,585,733	$2,488,654,060

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

FleetBoston Financial Savings Plan

Notes to Financial Statements (continued)

13. Subsequent Events

Effective April 1, 2004 Bank of America Company became the Plan Sponsor as a result of the acquisition of FleetBoston Financial Corporation. Each share of FleetBoston Financial common stock held in the Fleet Stock Fund was replaced by .5553 shares of Bank of America common stock and the fund name was changed to Bank of America Common Stock Fund.

FleetBoston Financial Savings Plan

Employer Identification No. 05-0341324

Plan No. 002

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Shares	Current Value
Common/Collective Trusts
Fleet Stable Asset Fund EB* (Fixed Rate Fund)	76,404,683	$764,046,827
Galaxy Money Market Fund – Trust*	82	82

Common Stock (former employer securities)
Advanta Corp. Class A Common Stock*	3,555	45,966
Advanta Corp. Class B Common Stock*	28,050	356,796

Employer Securities
FleetBoston Financial Corporation – common stock*	20,855,372	910,336,988

Mutual Funds (registered investment company)
AIM Balanced Fund-Class A	2,417,954	57,861,646
Dodge & Cox Balanced Fund	3,137,861	229,189,370
Fidelity Advisor Institutional Equity Income Fund-Class I	6,955,019	181,665,102
Lord Abbett Mid Cap Value Fund-Class A	805,841	15,173,990
MFS Investor Growth Stock Fund-Class A	3,883,702	43,963,511
Putnam International Equity Fund-Class A	2,543,131	52,541,077
Templeton Foreign Fund-Class A	6,038,092	64,245,302
T. Rowe Price Mid Cap Growth Fund	2,464,665	105,734,131
Columbia Growth & Income Fund-Class Z*	12,726,683	206,299,538
Columbia High Yield Fund-Class Z*	1,603,633	14,015,752
Columbia Large Cap Growth Fund-Class Z*	8,724,948	170,136,484
Columbia Large Cap Index Fund-Class Z*	6,205,403	165,063,714
Columbia Quality Plus Bond Fund-Class Z*	11,289,156	125,196,742
Columbia Small Cap Fund-Class Z*	1,635,179	27,961,553
Columbia Small Company Equity Fund-Class Z*	7,929,738	136,550,082

Self Directed Brokerage
Self Directed Account (Non-Cash Securities)	2,522,649	21,390,332
SSGA Money Market	7,733,526	7,733,526

Participant Loans
Participants notes receivable*	4.00% -11.50%	37,785,208

		$3,337,293,719

*	Indicates party-in-interest to the Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the FleetBoston Financial Retirement Committee has duly caused this annual report to be signed on behalf of The FleetBoston Financial Savings Plan by the undersigned hereunto duly authorized.

The FleetBoston Financial Savings Plan

Date: June 23, 2004	By:	/s/ Patricia Callahan Fay
Patricia Callahan Fay
Senior Vice President
Retirement Plans and Global Benefits
Bank of America Corporation

EXHIBIT INDEX

Exhibit No.

23.1	Consent of PricewaterhouseCoopers

23.2	Consent of Ernst & Young LLP